RISE FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm

As of and for the year ended
December 31, 2025
(with supplemental information)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **RISE FINANCIAL SERVICES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

653 COLLINS AVE

(No. and Street)

MIAMI BEACH	FLORIDA	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANDREW REICH	310 385 1861	AREICH@SIEBERT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE LLP

(Name – if individual, state last, first, and middle name)

485 LEXINGTON AVE, FLOOR 11	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)
9/24/2003		173	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ANDREW REICH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RISE FINANCIAL SERVICES, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Dina Marie Gonzalez
2/4/26

DINA MARIE GONZALEZ
COMMISSION NUMBER HH 645211
EXPIRES Apr. 28, 2029
Notary Public, State of Florida

Signature: AReich

Title: CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RISE FINANCIAL SERVICES, LLC
TABLE OF CONTENTS



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of RISE Financial Services, LLC
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RISE Financial Services, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I and Schedule II (collectively, the "Supplemental Information"), have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. 240.15a5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2024.
New York, New York
February 4, 2026

RISE FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Assets		
Cash	$	16,000
Receivables from broker-dealers		66,000
Receivables from related party broker-dealers		1,103,000
Deposits with related party broker-dealers		50,000
Other assets		4,000
Total Assets	$	1,239,000

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	7,000
Total Liabilities	$	7,000
Commitments	$	—
Member's equity		1,232,000
Total Liabilities and member's equity	$	1,239,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

Revenue		
Interest	$	49,000
Total Revenue	$	49,000
Expenses		
Technology and communications		6,000
Professional fees		36,000
Other expenses		7,000
Total Expenses	$	49,000
Net Income	$	—

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

Balance – January 1, 2025	$ 1,341,000
Cash distributions	(109,000)
Net income	—
Balance – December 31, 2025	$ 1,232,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities:	
Net Income	$ —
Changes in:	
Receivables from and deposits with broker-dealers	(16,000)
Receivables from and deposits with related party broker-dealers	93,000
Other assets	17,000
Accounts payable and accrued liabilities	—
Net cash provided by operating activities	94,000
Cash Flows from Financing Activities	
Cash distributions	(109,000)
Net cash used in financing activities	$ (109,000)
Net change in cash	(15,000)
Cash - beginning of year	31,000
Cash - end of year	$ 16,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

1. Business

Overview

RISE Financial Services, LLC, ("RISE", or the "Company") is a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent") and a Delaware limited liability company. The Company is an introducing broker for the transactions of institutional customers.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC").

The Company's primary operations are in Miami Beach, FL, and all of the Company's revenues for the year ended December 31, 2025 were derived from its operations in the U.S.

The Company currently has sufficient liquidity and capital to operate its business. In addition, if needed, the Company has access to additional capital from its Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash

As of December 31, 2025, the Company maintained its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits. All cash balances are unrestricted and at certain times, cash balances may exceed FDIC insured limits.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account in the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses if any are reported in credit loss expense.

Receivables From and Deposits With Broker-Dealers

In September 2022, the Company and Muriel Siebert & Co., LLC. ("MSCO") entered into a clearing agreement whereby the Company would introduce clients to MSCO. As part of the agreement, the Company deposited a clearing fund escrow deposit of $50,000 to MSCO, which is in the line item "Deposits with related party broker-dealers" on the statement of financial condition. The Company has excess cash of approximately $1.1 million in its brokerage account at MSCO as of December 31, 2025. For the year ended December 31, 2025, the Company earned $33,000 in interest income related to its clearing agreement. As of December 31, 2025, the Company has not conducted any clearing transactions under the agreement with MSCO.

Receivables from the broker-dealer are subject to clearing agreements and include the net receivable related to interest earned.

In 2022, the Company terminated its clearing relationship with The Goldman Sachs Group, Inc. ("GSCO"). As of December 31, 2025, the Company maintained a deposit of $66,000 with GSCO, which represents the total balance reported in the line item "Receivables from broker-dealers" on the statement of financial condition.

Receivables from brokers-dealers are in scope of the amended guidance for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326"). The Company continually reviews the credit quality of its counterparties and historically has not experienced a default. As a result, the Company has no expectation of credit losses for these arrangements as of December 31, 2025.

Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent.

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. The Company is not subject to tax and is disregarded by the tax authorities. As such, the Company does not record a provision for income taxes. The guidance in ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes specifies that an entity is not required to allocate income taxes to a legal entity that is not subject to tax and as a disregarded entity by the taxing authority, but an entity may elect to do so. The Company is not making an election to allocate income taxes.

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year. The open tax years for the federal and state income tax filings are generally 2021 through 2025.

Accounting Standards Adopted in Fiscal 2025

The Company did not adopt any new accounting standards in fiscal 2025.

3. Net Capital Requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.

As of December 31, 2025, the Company's net capital was approximately $1.2 million which was approximately $0.9 million in excess of its minimum requirement of $250,000 under 15c3-1 and approximately $1.1 million in excess of its minimum requirement of $45,000 under CFTC 1.17.

4. Commitments, Contingencies, and Other

Legal and Regulatory Matters

In the normal course of business, the Company may be subject to various proceedings and claims arising from its business activities, including lawsuits, arbitration claims and regulatory matters. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows as of December 31, 2025.

5. Segment Reporting

The Company operates as a wholly owned subsidiary of the Parent and is currently reviewing its strategic initiatives to assess potential opportunities for future operations. The Company's CODM, its Chief Financial Officer, evaluates the business solely based on net capital to ensure compliance with regulatory requirements. Given the Company's limited activity, all operations contribute to the core brokerage business, and the Company operates as a single reportable segment. The accounting policies used to measure financial results are consistent with those described in Note 2 – Summary of Significant Accounting Policies.

6. Related Party Transactions

MSCO

In September 2022, the Company and MSCO entered into a clearing agreement whereby the Company would introduce clients to MSCO. Refer to Note 2 – Summary of Significant Accounting Policies for further detail. Although the Company shares certain resources with the Parent, no expenses are allocated to the Company as such amounts are considered immaterial.

On October 28, 2025, Siebert entered into Membership Interest Purchase Agreements with certain employees, directors and affiliates of Siebert and the Company, pursuant to which Siebert purchased the remaining 32% of the limited liability membership interests in the Company that Siebert did not previously own, including 24% that were owned by Gloria E. Gebbia, a director of the Siebert. The aggregate purchase price was $3.7 million. The purchase price was determined as a return of capital to the members. Following the consummation of the transactions, the Company is a wholly-owned subsidiary of Siebert.

7. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2025 and through February 4, 2026, the date of the filing of this report.

The Company has concluded that apart from the above, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

RISE FINANCIAL SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
AS OF DECEMBER 31, 2025

Net capital:

Total member's equity	$	1,232,000
Deduct non-allowable assets:		
Receivable from broker-dealers		66,000
Other assets		4,000
Net capital	$	1,162,000
Aggregate indebtedness	$	7,000
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$	—
Minimum net capital required (under SEC Rule 15c3-1)	$	250,000
Minimum net capital required (under CFTC Regulation 1.17)	$	250,000
Excess net capital	$	912,000
Percentage of aggregate indebtedness to net capital		**0.60%**

There were no material differences existing between the above computation and computation included in the Company's corresponding unaudited Focus X-17A-5 Part II filing submitted January 7, 2026.

Numbers are rounded for presentation purposes.

RISE FINANCIAL SERVICES, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2025 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying RISE Financial Services, LLC's (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
February 4, 2026

RISE FINANCIAL SERVICES, LLC's Exemption Report

RISE FINANCIAL SERVICES, LLC ("RISE" or the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RISE FINANCIAL SERVICES, LLC

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____

February 4, 2026



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT ACCOUNTANT ON MATERIAL INADEQUACIES REQUIRED BY COMMODITIES FUTURES TRADING COMMISSION REGULATION 1.16

To Members and Those Charged with Governance of RISE Financial Services, LLC
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules (collectively "the financial statements") of RISE Financial Services, LLC (the "Company") as of and for the year ended December 31, 2025, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not evaluate the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraph. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in Internal Control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in Internal Controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in Internal Control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of Internal Control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in Internal Control that might be material weaknesses and therefore, material weaknesses may exist that were not identified. Given these limitations, during our audit, we did not identify any deficiencies in Internal Control or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or during the year ended December 31, 2025.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, Members and Those Charged with Governance, others within the organization, the CFTC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
February 4, 2026